

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Levi Jacobson
President, CEO, CFO, and Director
C2 Blockchain, Inc.
123 SE 3rd Avenue, #130
Miami, FL 33131

> **Re: C2 Blockchain, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed April 26, 2024**
> **File No. 024-12295**

Dear Levi Jacobson:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.   On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together BF Borgers) (https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf). The Order denies BF Borgers the privilege of appearing or practicing before the Commission as an accountant. As a result, BF Borgers may not participate in or perform the audit or review of financial information included in Commission filings, issue audit reports included in Commission filings, provide consents with respect to audit reports, or otherwise appear or practice before the Commission. Any issuer with a pending offering statement that contains or incorporates by reference financial information audited or reviewed by BF Borgers would need to file a pre-effective amendment to include financial information audited or

reviewed, as applicable, by a qualified, independent accountant that is permitted to appear or practice before the Commission.

2.   In comment 2, we requested that you revise to include the title of the referenced risk factor in your cross-references, as opposed to listing only the page number. We reissue in part. Please further revise the risk factor cross-references on pages 2 and 20 to include the first sentence of the corresponding risk factor heading (i.e., "Our Breakeven Analysis may turn out to be inaccurate...").

Cover Page

3.   We note your revised disclosure in response to comment 3 that the duration of the offering shall be three years from the date of qualification pursuant to Rule 251(d)(3)(i)(F) of Regulation A. We also note your disclosure goes on to state, "*However*, we may terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion" (emphasis added). This sentence suggests the possibility that the offering may extend beyond three years. Please further revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Glossary of Defined Terms and Industry Data, page 2

4.   We note your revised disclosure in response to comment 4 and partially reissue. Your revised glossary section appears to define the terms "Network Hash Rate" and "Hash Rate" synonymously. However, you do not appear to use these terms synonymously throughout your filing. For example, your disclosure in the subsection headed "Bitcoin Mining Economics" on page 20 references an assumed Network Hash Rate of 542 EH/s in the table headed "Network Assumptions" and an assumed Hash Rate of 140 TH/s in the table headed "ASIC Assumptions". Please revise your glossary to differentiate between these terms or advise otherwise.

Risk Factors, page 6

5.   We note that you have removed the risk factor titled "We may not be able to compete as cryptocurrency networks experience increases in the total network hash rate," appearing on page 10 of the prior amendment. Please explain why this disclosure was deleted. While we note your disclosure in the third risk factor on page 9 that "[m]anagement's expectation is that there will be a drop in hashrate if the price of bitcoin drops significantly...," we also note your disclosure on page 20 that the network hash rate has been on an upward trend (i.e., "up 17.36% recently and 97.51% from one year ago"). Alternatively, please restore this disclosure.

Management's Discussion and Analysis, page 19

6.   We note your revised disclosure on page 19 in response to comment 8. Please expand your disclosure here to include a cross-reference to the risk factors on page 7, titled

respectively "If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions" and "This Offering is being conducted on a 'best efforts' basis and does not require a minimum amount to be raised...."

Bitcoin Mining Economics, page 20

7.   We note your revised disclosure on page 20 in response to comment 14 that your "cost of production does not take into account the post-halving effect resulting in only 3.125 BTC per block reward to miners compared to 6.25 BTC prior to the halving." Under the "Bitcoin Mining Economics" heading on page 20, you also continue to state that "[a]s of now, the rate of new Bitcoin creation is set at 6.25 BTC per block...." In your next amendment, please update your breakeven analysis throughout your filing to account for the most recent Bitcoin halving on April 19, 2024, which reduced the current mining award per block to 3.125 BTC instead of 6.25 BTC previously, as you disclose at pages 9 - 10.

        Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Tom DeNunzio